2Q26 Earning Release Conference Call	Record Adjusted EBITDA at $172.5 million in 2Q26 and $258.3 million in 6M26. Higher urea production, stronger cane availability and ethanol maximization.

August 12, 2026
10 a.m. (US EST)
11 a.m. (Buenos Aires/Sao Paulo time)
4 p.m. (Luxembourg)
Luxembourg, August 11, 2026 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading sustainable production company in South America, announced today its results for the second quarter ended June 30, 2026. The financial information contained in this press release is based on consolidated interim financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non-IFRS measures. Please refer to page 10 for a definition and reconciliation to IFRS of the Non-IFRS measures used in this earnings release.

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	Consolidated Financial Performance - Highlights
	$ thousands	2Q26	Pro forma(1) 2Q25	Chg %	6M26	Pro forma(1) 6M25	Chg %	2Q25(2)	6M25(2)
	Gross Sales(3)	534,728	546,379	(2.1)%	928,231	935,778	(0.8)%	391,977	715,633
Investor Relations	Adjusted EBITDA(4)	172,541	113,182	52.4%	258,344	161,239	60.2%	55,367	91,313
Emilio Gnecco	Adj. EBITDA Margin(4)	32.8%	21.0%	56.0%	28.4%	17.5%	62.1%	14.4%	13.0%
CFO	Adjusted Net Income(4)	29,134	10,789	170.0%	(5,291)	6,350	(320.8)%	(14,019)	(27,498)
Victoria Cabello	Adj. Net Income per Share	0.20	0.11	92.0%	(0.04)	0.06	(325.2)%	(0.14)	(0.27)
IR Officer	Net Debt(4)	1,687,211	n.m.	n.a.	1,687,211	n.m.	n.a.	699,235	699,235

	Breakdown by Operating Segment - Adjusted EBITDA
	$ thousands	2Q26	Pro forma(1) 2Q25	Chg %	6M26	Pro forma(1) 6M25	Chg %	2Q25(2)	6M25(2)
Email:	Sugar, Ethanol & Energy	53,226	68,100	(21.8)%	93,828	97,951	(4.2)%	68,100	97,951
ir@adecoagro.com	Fertilizers	121,215	57,815	109.7%	173,762	69,926	148.5%	—	—
	Food & Agriculture	4,875	1,081	351.0%	6,227	17,728	(64.9)%	1,081	17,728
Website:	Corporate	(6,775)	(13,814)(*)	n.a	(15,473)	(24,366)(*)	n.a	(13,814)(*)	(24,366)(*)
www.adecoagro.com	Total	172,541	113,182	52.4%	258,344	161,239	60.2%	55,367	91,313
	(*) Includes one-off expenses related to Tether's tender offer for our common shares. Excluding these, Corporate Expenses were $8.1 million in 2Q25 and $15.1 million in 6M25.

•Outperformance of our Fertilizers segment driven by higher production and stronger urea prices. In our Sugar, Ethanol and Energy segment, higher cane availability supported the increase in crushing volumes, while we continued to maximize ethanol production given the better margin and build inventories to profit from higher expected prices.
•Gross sales remained in-line with the previous year during both 2Q26 and 6M26, explained by a mixed performance in prices and volumes across our product portfolio.
•On a pro forma basis, Net Debt/LTM Adj. EBITDA(4) was down to 3.0x, compared to 3.2x in 1Q26. Despite working capital seasonality, the growth in Adjusted EBITDA enabled us to continue with our deleveraging process, as expected. Going forward, we intend to continue reducing our leverage ratio driven by higher expected results.

(1) On a pro forma basis to give effect to our acquisition of Profertil on December 18, 2025, as if such event had occurred on January 1, 2025. The unaudited pro forma consolidated financial information contained in this release is presented for illustrative purposes only and may not be an indication of what our financial position or results of operations would have been had the transaction been completed on the dates indicated. The unaudited pro forma consolidated financial information has been derived from the historical consolidated financial statements of Profertil and Adecoagro, and certain adjustments and assumptions have been made regarding the business combination under IFRS. The assumptions used in preparing the unaudited pro forma consolidated financial information may not prove to be accurate, and other factors may affect our financial condition or results of operations.
(2) As per reported in our 2Q25 Earnings Release, published on August 18, 2025, prior to the acquisition of the Fertilizers business.
(3) Gross Sales are equal to Net Sales plus sales taxes related to sugar, ethanol and energy.
(4) Please see “Reconciliation of Non-IFRS measures” starting on page 10.
	(5) Our former Farming activities are now presented as the Food and Agriculture segment. The Food and Agriculture segment reflects the production and sale of food in various forms, including both raw agricultural outputs and manufactured food products. Comparative information will be recast to conform to the current presentation.

Sugar, Ethanol & Energy segment (SE&E)
Performance Highlights
◦Adjusted EBITDA amounted to $53.2 million in 2Q26 and $93.8 million in 6M26, 21.8% and 4.2% lower year-over-year, respectively.
▪(+) Crushing totaled 3.5 million tons in 2Q26 and 5.8 million tons in 6M26 (up 2.8% and 16.8% year-over-year, respectively) driven by greater cane availability on better yields (83 tn/ha in 6M26).
▪(+) Ethanol maximization (78% mix in 6M26) to capture better margins compared to sugar.
▪(-/+) Lower net sales on lower selling volumes and prices of sugar, coupled with lower ethanol volumes sold as we built-up inventories.
▪(-) Year-over-year losses in biological assets on lower Consecana prices, despite higher crushing.
▪(-/+) Cost of production stood at 10.4 cts/lb (versus 9.0 cts/lb in 6M25) despite higher crushing volume, driven by the appreciation of the Brazilian Real. Excluding FX impact, production cost expressed in local currency remained in line compared to 6M25.
Outlook
◦(+) Crushing pace remains on track to meet our full-year crushing target. Assuming normal weather, we foresee low-double-digit growth in 2026 crushing volume versus 2025.
◦(+/-) We have 75% of our sugar production hedged at 15.7 cts/lb and 16% of next year's at 17.4 cts/lb.
◦(+) We have 41% of our year-to-date ethanol production stored in our tanks to profit from higher expected prices.
Fertilizers segment
Performance Highlights
◦Adjusted EBITDA amounted to $121.2 million in 2Q26 and $173.8 million in 6M26. On a pro forma basis, these represent a 109.7% and 148.5% increase versus 2Q25 and 6M25, assuming that the Profertil acquisition had occurred on January 1, 2025.
▪(+) Greater urea production (21.6% higher than 2Q25) on higher number of operational days. Year-to-date production at 617 thousand tons of urea (15.9% more versus 6M25).
▪(+) Higher sales on greater urea prices ($699/ton in 2Q26 and $620/ton year-to-date, versus $444/ton in 2025).
▪(+) Lower cost of production supported by cost efficiencies and higher production, driving further margin expansion.
Outlook
◦(+/-) After reaching its peak during the month of April (∼$800/ton), driven by the conflict in Middle East, urea prices returned to mid-cycle levels. As of the date of this press release, CFR Brazil is trading at ~$480/ton on average.

◦(+) Due to better-than-expected prices captured in 6M26, we expect a strong Adjusted EBITDA in 2026, exceeding prior years.
Food & Agriculture segment (F&A)
Performance Highlights
◦Adjusted EBITDA reached $4.9 million in 2Q26, compared to $1.1 million in 2Q25. On a year-to-date basis, Adjusted EBITDA reached $6.2 million, 64.9% lower year-over-year.
▪(+) Higher grain production on better yields as we conclude the 2025/26 harvest season. Greater milk processing volume driven by higher cow productivity.
▪(-) Lower commodity prices (between 3% and 43% depending on the product), excluding soybean, as local prices benefited from the suspension of export taxes.
▪(-) Higher costs in U.S. dollar terms.
Outlook
◦(+) We expect margins to improve in the coming quarters as we commercialize the new crop.

Remarks
Expansion of our S&E Cluster in Mato Grosso do Sul via acquisition of Caarapó Mill
◦On July 20, 2026, we announced the execution of an agreement with Raízen Group to acquire Caarapó mill, located in the State of Mato Grosso do Sul. The transaction price is estimated at R$760 million (approximately US$148 million), subject to adjustments, and will be paid in cash upon closing, which is expected to occur before October 1, 2026.
◦During the 2025/26 harvest season, Caarapó processed approximately 3.5 million tons of sugarcane. With an installed capacity similar to our Ivinhema mill, we see significant opportunities to increase crushing volumes. Given its geographic proximity to our mills (approximately 100 km away), we believe we can unlock additional value from the asset by processing surplus of cane from our Cluster and leveraging our operational expertise. By replicating our best practices and competitive advantages—including our continuous harvest model, cogeneration capabilities, and other identified operational synergies—we intend to maximize Caarapó’s production potential while maintaining our position as one of the lowest-cost producers in the sector.
◦The Brazilian antitrust authorities (CADE) have already approved the acquisition. The completion of the transaction is subject to the satisfaction of customary conditions precedent set forth in the purchase agreement. Once the acquisition is completed, the Caarapó Mill will be integrated into our Cluster, increasing Adecoagro’s annual crushing capacity in its Sugar, Ethanol & Energy operations to over 18 million tons.

Capital Allocation & Uses of Cash
Capital Expenditures

		Pro forma(1)			Pro forma(1)
$ thousands	2Q26	2Q25	Chg %	6M26	6M25	Chg %	2Q25(2)	6M25(2)
Maintenance	31,616	48,774	(35.2)%	86,988	108,641	(19.9)%	34,112	85,204
Expansion	20,902	23,253	(10.1)%	456,125	53,381	754.5%	23,253	53,381
Total	52,518	72,027	(27.1)%	543,113	162,022	235.2%	57,366	138,585
(1) Pro forma basis to give effect to Profertil's acquisition, as if such event had occurred on January 1, 2025. (2) As per reported in our 2Q25 Earnings Release, published on August 18, 2025, prior to the acquisition.
Maintenance capex amounted to $31.6 million and $87.0 million during 2Q26 and 6M26, respectively, marking a 35.2% and 19.9% year-over-year decline on a pro forma basis. Investments on this front were mainly related to the renewal of our agricultural and industrial machinery in our Sugar, Ethanol & Energy operations, as well as the renewal of our sugarcane plantation.
Expansion capex totaled $20.9 million during the quarter, of which $17.8 million was allocated in expansion planting and the ongoing expansion of our biomethane production in Brazil. On a year-to-date basis, expansion capex reflects the remaining payment for the acquisition of the 90% stake in Profertil, which was paid in 1Q26.
Indebtedness

NET DEBT BREAKDOWN
$ thousands	2Q26	1Q26	Chg %	2Q25	Chg %
Short-Term Debt	440,039	341,331	28.9%	221,912	98.3%
Long-Term Debt	1,577,679	1,515,727	4.1%	682,995	131.0%
Gross Debt	2,017,718	1,857,058	8.7%	904,907	123.0%
Cash & Equivalents	302,463	172,531	75.3%	180,607	67.5%
Short-Term Investments	28,044	57,004	(50.8)%	25,065	11.9%
Net Debt	1,687,211	1,627,523	3.7%	699,235	141.3%
As of June 30, 2026, Adecoagro's net debt totaled $1.7 billion, marking a 3.7% quarter-over-quarter increase, explained by the working capital cycle of our operations, which typically peaks during the first half of the year and is then reversed throughout the second half as we commercialize the new crop.
On a pro forma basis, assuming the acquisition of Profertil had occurred on January 1, 2025, our Net Debt/EBITDA ratio in 2Q26 stood at 3.0x, compared to 3.2x in 1Q26 and 3.3x in 4Q25. Going forward, we intend to continue reducing our leverage ratio through higher expected Adjusted EBITDA generation, mainly from our Fertilizers operations.
2026 Shareholder Distribution
On May 19, 2026, we paid the first installment of $17.5 million (∼$0.1213 per share) to shareholders of the Company of record on May 4. The second installment shall be payable in November 2026 in an equal cash amount, resulting in a total annual cash dividend of $35 million.

Sugar, Ethanol & Energy

PRODUCTION DATA	Metric	2Q26	2Q25	Chg %	6M26	6M25	Chg %
Sugarcane Milled	tons	3,540,671	3,444,209	2.8%	5,760,248	4,933,138	16.8%
Yield	tons/hectare	73	73	0.1%	83	65	26.8%
TRS Content	kilogram/ton	118	123	(3.8)%	111	118	(5.8)%
Harvested Area	hectares	45,637	44,614	2.3%	66,089	72,396	(8.7)%

TRS Equivalent Produced	tons	446,625	439,443	1.6%	685,272	610,330	12.3%
Sugar / Ethanol Mix	%	32% - 68%	50% - 50%	(36.1%) - 36.7%	22% - 78%	48% - 52%	(53.6%) - 49.6%
Sugar	tons	127,183	199,175	(36.1)%	133,991	262,818	(49.0)%
Ethanol(1)	cubic meters	185,832	136,328	36.3%	323,027	197,388	63.7%
Energy Exported	MWh	208,914	200,016	4.4%	328,924	256,264	28.4%

PRODUCTION COSTS(2)	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	6M26	6M25	Chg %	6M26	6M25	Chg %
Agricultural Costs	175,055	141,463	23.7%	13.0	11.6	12.6%
Industrial Costs	45,600	32,885	38.7%	3.4	2.7	26.1%
Total Production Costs	220,655	174,348	26.6%	16.4	14.3	15.1%
Depreciation & Amortization PP&E	(80,534)	(64,456)	24.9%	(6.0)	(5.3)	13.6%
Total Production Costs (excl D&A)	140,121	109,891	27.5%	10.4	9.0	16.0%
(1) Does not include 2,761 and 11,204 cubic meters of anhydrous ethanol that were converted by dehydrating our hydrous ethanol stocks during 2Q25 and 6M25, respectively. (2)Total production cost may differ from our Cost Of Goods Sold figure as the former refers to the cost of our goods produced, whereas the latter refers to the cost of our goods sold.

In 2Q26, crushing volumes increased 2.8% year-over-year to 3.5 million tons, despite significantly higher rainfall (44% above 2Q25 and 49% above the 16-year average). While the improved moisture supported cane development, average yields were in line with 2Q25 at 73 tons per hectare, as the harvested cane mix was skewed towards cane of 5th cut and above. On a year-to-date basis, crushing volume reached 5.8 million tons, up 16.8% versus 6M25. Normalized weather conditions increased average yields to 83 tons per hectare, allowing us to increase crushing volumes while harvesting a smaller area. Despite an improvement versus 1Q26, TRS content declined both in 2Q26 and 6M26, mainly due to the aforementioned rains received.
During 6M26, ethanol prices traded at a premium to sugar in Mato Grosso do Sul (50% for hydrous and 32% for anhydrous ethanol). Thus, we maximized ethanol production, reaching a 78% mix, reflecting the high operational flexibility of our industrial assets. By comparison, in 6M25 we maximized sugar production given better prices. Within our ethanol production, we continue to favor the production of hydrous ethanol.
Total exported energy presented a year-over-year increase during both periods (4.4% in 2Q26 and 28.4% in 6M26), explained by higher crushing volumes, together with the use of our stored bagasse to produce energy to comply with our contracts.
Year-to-date, our production costs excluding depreciation and amortization totaled 10.4 cts/lb, 16.0% higher year-over-year. This was mostly driven by the appreciation of the Brazilian Real versus 6M25; coupled with higher harvested costs on higher diesel prices. Excluding the impacts of FX appreciation, our production cost expressed in Brazilian Reals remained in line with the previous year at 53.6 BRL cts/lb.

NET SALES BREAKDOWN	$ thousands			Units			($/unit)
	2Q26	2Q25	Chg %	2Q26	2Q25	Chg %	2Q26	2Q25	Chg %
Sugar (tons)	38,413	90,692	(57.6)%	115,920	213,103	(45.6)%	331	426	(22.1)%
Ethanol (cubic meters)	68,509	77,986	(12.2)%	137,081	166,517	(17.7)%	500	468	6.7%
Energy (Mwh) (2)	9,294	9,331	(0.4)%	217,068	232,589	(6.7)%	43	40	6.7%
Others (3)	11,263	4,799	134.7%
Total Net Sales(1)	127,479	182,808	(30.3)%

NET SALES BREAKDOWN	6M26	6M25	Chg %	6M26	6M25	Chg %	6M26	6M25	Chg %
Sugar (tons)	52,161	126,756	(58.8)%	156,113	290,107	(46.2)%	334	437	(23.5)%
Ethanol (cubic meters)	156,166	152,895	2.1%	297,631	328,126	(9.3)%	525	466	12.6%
Energy (MWh) (2)	15,322	11,557	32.6%	359,183	306,334	17.3%	43	38	13.1%
Others (3)	15,489	10,472	47.9%
Total Net Sales(1)	239,138	301,680	(20.7)%

HIGHLIGHTS - $ thousand	2Q26	2Q25	Chg %	6M26	6M25	Chg %
Net Sales (1)	127,479	182,808	(30.3)%	239,138	301,680	(20.7)%
Adjusted EBITDA	53,226	68,100	(21.8)%	93,828	97,951	(4.2)%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes.(2) Includes commercialization of energy from third parties; (3) Includes the commercialization of (i) CBios; (ii) the sale of soybean, corn and beans planted as cover crop during the implementation of meiosis, and (iii) diesel sold by Monte Alegre Distribuidora (MAC), our own fuel distributor located in UMA mill.

Net sales amounted to $127.5 million in 2Q26 and $239.1 million in 6M26, down 30.3% and 20.7% year-over-year, respectively. Lower sugar sales, reflecting both weaker global prices and lower volumes sold, together with lower ethanol volumes, were the main drivers towards the decline in revenues.
As previously explained, the decline in sugar sales was primarily driven by our strategy to maximize ethanol production throughout the first half of the year given its better margin (versus a higher sugar mix during 1H25), coupled with the decline in global sugar prices.
In the case of ethanol, the year-over-year decline in quarterly sales reflects our commercial strategy to start building inventories following the beginning of the new harvest season, when higher industry supply pressured domestic prices. Consequently, we ended the quarter with 41% of our year-to-date production stored in our tanks, positioning volumes for future sales. This strategy followed the sale of carry-over inventories and daily production during 1Q26, when we capitalized on peak prices ahead of the harvest season. Thus ethanol sales in 6M26 increased by 2.1% year-over-year, led by 12.6% higher prices.
Quarterly energy sales were in line with 2Q25 as higher prices, favored by the appreciation of the Brazilian real, offset lower volumes sold. On a year-to-date basis, sales increased 32.6% year-over-year, driven by higher volumes from increased crushing and the use of stored bagasse, and by higher prices reflecting attractive spot market opportunities and the pricing of our contracts.
Overall, Adjusted EBITDA amounted to $53.2 million and $93.8 million during 2Q26 and 6M26, respectively, 21.8% and 4.2% lower than the same period of last year. This was driven by the aforementioned decline in sales; coupled with year-over-year losses in the mark-to-market of our biological assets on lower Consecana prices, despite the increase in crushing volumes.

Fertilizers

HIGHLIGHTS			Pro forma(1)			Pro forma(1)
	metric	2Q26	2Q25	Chg %	6M26	6M25	Chg %	2Q25(2)	6M25(2)
Total Sales	$ thousands	185,471	154,402	20.1%	295,773	220,145	34.4%	—	—
Sales of Urea	thousand tons	229	317	(27.7)%	404	433	(6.8)%	—	—
	$ per ton	699	444	57.5%	620	444	39.6%	—	—
	$ thousands	160,364	140,860	13.8%	250,301	192,335	30.1%	—	—
Other Sales	$ thousands	25,107	13,542	85.4%	45,472	27,810	63.5%	—	—
Adjusted EBITDA	$ thousands	121,215	57,815	109.7%	173,762	69,926	148.5%	—	—

Production Data
Urea Production	thousand tons	340	279	21.6%	617	533	15.9%	—	—
(1) Pro forma basis to give effect to Profertil's acquisition, as if such event had occurred on January 1, 2025. (2) As per reported in our 2Q25 Earnings Release, published on August 18, 2025, prior to the acquisition.

For comparison, we provide pro forma 2Q25 & 6M25 operational and financial figures for our Fertilizers operations.
During 2Q26, we produced 340 thousand tons of urea, marking a 21.6% year-over-year increase. This was mainly driven by zero downtime during the quarter (versus 12 days in 2Q25), resulting in higher plant utilization rate. Year-to-date, urea production stood at 617 thousand tons, 15.9% higher than the same period of last year, driven by a higher number of operational days compared to 6M25 when operations were halted for a total of 31 days. As explained in our prior release, in March 2025 a major flood in the city of Bahia Blanca—where our fertilizer plant is located—affected the gas transportation to the plant, causing the disruption in operations.
Sales reached $185.5 million in 2Q26 and $295.8 million in 6M26, 20.1% and 34.4% higher than the same period of last year, respectively. The main driver towards the increase was the hike in international urea prices, which reflected the escalation of the conflict in the Middle East, a region that accounts for approximately 30% of global urea trade. Consequently, our average selling price for the quarter stood at $699/ton (and $620/ton during 6M26), as we were able to progressively capture the surge in prices as we conducted sales throughout the period.
As a result, Adjusted EBITDA totaled $121.2 million during 2Q26 and $173.8 million in 6M26, 109.7% and 148.5% higher than the same period of last year, respectively. In addition to the year-over-year increase in sales, results benefited from greater cost dilution due to the aforementioned increase in production coupled with other costs efficiencies achieved, consequently driving margin expansion in the period.

Food & Agriculture

HIGHLIGHTS (1)	metric	2Q26	2Q25	Chg %	6M26	6M25	Chg %
Sales	$ thousands	213,309	201,173	6.0%	375,729	399,242	(5.9)%
Adjusted EBITDA	$ thousands	4,875	1,081	351.0%	6,227	17,728	(64.9)%
(1) Financial & Operational data available in our Results Spreadsheet on Adecoagro's IR website.
As of this date, we have harvested 92% of our planted area and produced over 1.1 million tons of agricultural products. Average grain productivity improved versus the prior campaign, particularly in the case of wheat and peanut where we achieved yields in line with previous records (3.8 and 4.2 tons per hectare, respectively). In the case of rice, we achieved an average yield of 8.7 tons per hectare (expressed as long grain rice), reflecting a higher mix of varieties versus prior seasons. In addition, we processed 189.0 million liters of milk during 6M26, 2.7% higher year-over-year, driven by greater cow productivity. We are currently planting our 2026/27 winter crops, with 97% of the planned 34 thousand hectares already planted.
On a year-to-date basis, revenues and Adjusted EBITDA reached $375.7 million and $6.2 million, respectively, marking a 5.9% and 64.9% year-over-year decline. Despite the increase in volumes, results were negatively impacted by lower prices across our product portfolio, particularly peanut (down 43.2% year-over-year), rice (down 21.5%) and cheese (down 14.5%); together with higher costs in U.S. dollar terms. Nevertheless, both sales and Adjusted EBITDA in 2Q26 reported a year-over-year improvement, reaching $213.3 million and $4.9 million, respectively. This was driven by (i) higher volumes sold, together with (ii) better soybean prices as we benefited from the temporary suspension of export taxes (announced in September 2025); and (iii) margin improvement as we start to commercialize the new crop.

SALES BREAKDOWN	$ thousands			Units(1)			($/unit)
	2Q26	2Q25	Chg %	2Q26	2Q25	Chg %	2Q26	2Q25	Chg %
Soybean	36,189	33,345	8.5%	104,136	113,046	(7.9)%	348	295	17.8%
Corn(2)	11,857	15,475	(23.4)%	62,994	83,749	(24.8)%	188	185	1.9%
Peanut	13,415	11,535	16.3%	14,136	7,470	89.2%	949	1,544	(38.5)%
White Rice	54,769	49,116	11.5%	103,825	73,871	40.5%	528	665	(20.7)%
UHT Milk	39,159	30,349	29.0%	48,518,460	37,253,875	30.2%	0.81	0.81	(0.9)%
Powdered Milk	11,528	12,465	(7.5)%	3,041	3,236	(6.0)%	3,790	3,852	(1.6)%
Cheese	9,154	10,378	(11.8)%	1,818	2,056	(11.6)%	5,036	5,049	(0.2)%
Others (3)	37,238	38,510	(3.3)%
Total Net Sales	213,309	201,173	6.0%

SALES BREAKDOWN	6M26	6M25	Chg %	6M26	6M25	Chg %	6M26	6M25	Chg %
Soybean	38,226	35,106	8.9%	109,921	119,562	(8.1)%	348	294	18.4%
Corn(2)	23,664	23,020	2.8%	127,692	123,543	3.4%	185	186	(0.5)%
Peanut	25,311	32,576	(22.3)%	26,718	19,523	36.9%	947	1,669	(43.2)%
White Rice	94,663	117,975	(19.8)%	184,388	180,421	2.2%	513	654	(21.5)%
UHT Milk	68,645	61,313	12.0%	93,012,237	77,133,781	20.6%	0.74	0.79	(7.2)%
Powdered Milk	24,560	21,058	16.6%	6,707	5,579	20.2%	3,662	3,775	(3.0)%
Cheese	18,296	18,858	(3.0)%	4,085	3,600	13.5%	4,479	5,238	(14.5)%
Others (3)	82,364	89,335	(7.8)%
Total Net Sales	375,729	399,242	(5.9)%
(1) All products are expressed in tons except for UHT milk which unit of measure is liters. (2) Includes sorghum. (3) Includes wheat, sunflower, cotton, other dairy products, rice snacks and by-products, among other sales.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy; (v) the correlation between petroleum, ethanol and sugar prices; (vi) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures, and to consolidate our position in different businesses; (vii) the efficiencies, cost savings and competitive advantages resulting from acquisitions; (viii) the implementation of our financing strategy, capital expenditure plan and expected shareholder distributions; (ix) the maintenance of our relationships with customers; (x) the competitive nature of the industries in which we operate; (xi) the cost and availability of financing; (xii) future demand for the commodities we produce; (xiii) international prices for commodities; (xiv) the condition of our land holdings; (xv) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xvi) the performance of the South American and world economies; and (xvii) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income
In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-IFRS financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value, the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.
Adjusted EBITDA & Adjusted EBIT
Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments.
We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment and amortization of intangible assets, net gain or loss from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results and bargain purchase gain on acquisition and any charges related to impairments (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), bargain purchase gain, any charges related to impairments, foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate and compare the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similar measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate and compare the financial performance of our company and other companies in the agricultural industry.
These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments.
We define “Adjusted Consolidated EBIT” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results, bargain purchase gain on acquisition and any charges related to impairments (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.

We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland and also the sale of farmlands, and impairments, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similar measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 12.
Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of non-current and current borrowings less cash and cash equivalents and short-term investments. This measure is widely used by management. Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted Consolidated EBITDA.
We believe that the ratio net debt to Adjusted Consolidated EBITDA provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to capital markets and our ability to meet scheduled debt service obligations.
Adjusted Net Income
We define Adjusted Net Income as (i) profit/(loss) of the period/year before net gain/(losses) from fair value adjustments of investment property land, bargain purchase gain on acquisition and any impairment; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both exchange differences and cash flow hedge transfer from equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our shareholders’ equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries” if any, plus (iv) the reversal of the aforementioned income tax effect, plus (v) inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings, if any.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our equity. In fact, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the equity of the Company, since it reduces/increases the income tax to be paid in each country. Accordingly we have added back the income tax effect to Adjusted Net Income.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similar measures used by other companies. Adjusted Net Income is not a measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

ADJUSTED NET INCOME		Pro forma(1)			Pro forma(1)
$ thousands	2Q26	2Q25	Chg %	6M26	6M25	Chg %	2Q25(2)	6M25(2)
Profit for the period	25,246	2,680	842.0%	69,058	25,067	(168.0)%	(17,043)	1,664
Foreign exchange losses/(gains), net	(2,512)	4,311	(158.3)%	(91,082)	(23,555)	n.a	(774)	(34,000)
Inflation accounting effects	6,521	5,727	13.9%	13,195	5,317	7.7%	5,727	5,317
Net results from Fair Value adjustment of Investment Property	(121)	(1,929)	n.a	3,538	(479)	n.a	(1,929)	(479)
Adjusted Net Income	29,134	10,789	170.0%	(5,291)	6,350	(320.8)%	(14,019)	(27,498)
(1) Pro forma basis to give effect to Profertil's acquisition, as if such event had occurred on January 1, 2025. (2) As per reported in our 2Q25 Earnings Release, published on August 18, 2025, prior to the acquisition.

RECONCILIATION TO ADJUSTED EBITDA & PROFIT/LOSS	2Q26					2Q25
$ thousands	Sugar, Ethanol & Energy	Fertilizers	Food & Agriculture	Corp Exp	Total	Sugar, Ethanol & Energy	Fertilizers	Food & Agriculture	Corp Exp	Total
Sales of goods and services rendered	135,948	185,471	213,309	—	534,728	190,804	—	201,173	—	391,977
Cost of goods sold and services rendered	(106,535)	(68,105)	(192,388)	—	(367,028)	(141,209)	—	(185,957)	—	(327,166)
Initial recog. and changes in FV of BA and agricultural produce	(10,788)	—	12,786	—	1,998	1,135	—	9,464	—	10,599
Gain from changes in NRV of agricultural produce after harvest	726	—	5,306	—	6,032	(595)	—	2,093	—	1,498
Margin on Manufacturing and Agricultural Act. Before Opex	19,351	117,366	39,013	—	175,730	50,135	—	26,773	—	76,908
General and administrative expenses	(7,683)	(7,270)	(17,644)	(7,218)	(39,815)	(9,597)	—	(16,536)	(14,523)	(40,656)
Selling expenses	(17,927)	(13,137)	(28,274)	(172)	(59,510)	(20,083)	—	(21,186)	56	(41,213)
Other operating income, net	8,231	5,806	885	184	15,106	4,276	—	4,938	223	9,437
Profit from Operations Before Financing and Taxation	1,972	102,765	(6,020)	(7,206)	91,511	24,731	—	(6,011)	(14,244)	4,476
Net results from Fair value adjustment of Investment property	—	—	(100)	—	(100)	—	—	(1,922)	—	(1,922)
Adjusted EBIT	1,972	102,765	(6,120)	(7,206)	91,411	24,731	—	(7,933)	(14,244)	2,554
(-) Depreciation and Amortization	51,254	18,450	10,995	431	81,130	43,369	—	9,014	430	52,813
Adjusted EBITDA	53,226	121,215	4,875	(6,775)	172,541	68,100	—	1,081	(13,814)	55,367
Reconciliation to Profit/(Loss)
Adjusted EBITDA					172.541					55,367
(+) Depreciation and Amortization					(81,130)					(52,813)
(+) Financial result, net					(57,290)					(21,444)
(+) Net results from Fair value adjustment of Investment property					100					1,922
(+) Income Tax (Charge)/Benefit					(9,418)					(1,294)
(+) Translation Effect (IAS 21)					443					1,219
Profit/(Loss) for the Period					25,246					(17,043)

Pro forma basis to give effect to Profertil's acquisition, as if such event had occurred on January 1, 2025.

RECONCILIATION TO ADJUSTED EBITDA & PROFIT/LOSS	2Q26					2Q25
$ thousands	Sugar, Ethanol & Energy	Fertilizers	Food & Agriculture	Corp Exp	Total	Sugar, Ethanol & Energy	Fertilizers	Food & Agriculture	Corp Exp	Total
Sales of goods and services rendered	135,948	185,471	213,309	—	534,728	190,804	154,402	201,173	—	546,379
Cost of goods sold and services rendered	(106,535)	(68,105)	(192,388)	—	(367,028)	(141,209)	(79,842)	(185,957)	—	(407,008)
Initial recog. and changes in FV of BA and agricultural produce	(10,788)	—	12,786	—	1,998	1,135	—	9,464	—	10,599
Gain from changes in NRV of agricultural produce after harvest	726	—	5,306	—	6,032	(595)	—	2,093	—	1,498
Margin on Manufacturing and Agricultural Act. Before Opex	19,351	117,366	39,013	—	175,730	50,135	74,560	26,773	—	151,468
General and administrative expenses	(7,683)	(7,270)	(17,644)	(7,218)	(39,815)	(9,597)	(7,785)	(16,536)	(14,523)	(48,441)
Selling expenses	(17,927)	(13,137)	(28,274)	(172)	(59,510)	(20,083)	(17,186)	(21,186)	56	(58,399)
Other operating income, net	8,231	5,806	885	184	15,106	4,276	(232)	4,938	223	9,205
Profit from Operations Before Financing and Taxation	1,972	102,765	(6,020)	(7,206)	91,511	24,731	49,357	(6,011)	(14,244)	53,833
Net results from Fair value adjustment of Investment property	—	—	(100)	—	(100)	—	—	(1,922)	—	(1,922)
Adjusted EBIT	1,972	102,765	(6,120)	(7,206)	91,411	24,731	49,357	(7,933)	(14,244)	51,911
(-) Depreciation and Amortization	51,254	18,450	10,995	431	81,130	43,369	8,458	9,014	430	61,271
Adjusted EBITDA	53,226	121,215	4,875	(6,775)	172,541	68,100	57,815	1,081	(13,814)	113,182
Reconciliation to Profit/(Loss)
Adjusted EBITDA					172,541					113,182
(+) Depreciation and Amortization					(81,130)					(61,271)
(+) Financial result, net					(57,290)					(36,719)
(+) Net results from Fair value adjustment of Investment property					100					1,922
(+) Income Tax (Charge)/Benefit					(9,418)					(15,653)
(+) Translation Effect (IAS 21)					443					1,219
Profit/(Loss) for the Period					25,246					2,680

RECONCILIATION TO ADJUSTED EBITDA & PROFIT/LOSS	6M26					6M25
$ thousands	Sugar, Ethanol & Energy	Fertilizers	Food & Agriculture	Corp Exp	Total	Sugar, Ethanol & Energy	Fertilizers	Food & Agriculture	Corp Exp	Total
Sales of goods and services rendered	256,729	295,773	375,729	—	928,231	316,391	—	399,242	—	715,633
Cost of goods sold and services rendered	(192,584)	(127,232)	(343,216)	—	(663,032)	(248,392)	—	(353,617)	—	(602,009)
Initial recog. and changes in FV of BA and agricultural produce	(7,932)	—	33,260	—	25,328	8,712	—	25,526	—	34,238
Gain from changes in NRV of agricultural produce after harvest	636	—	2,297	—	2,933	(774)	—	3,498	—	2,724
Margin on Manufacturing and Agricultural Act. Before Opex	56,849	168,541	68,070	—	293,460	75,937	—	74,649	—	150,586
General and administrative expenses	(14,569)	(12,681)	(31,105)	(16,216)	(74,571)	(16,417)	—	(31,254)	(24,957)	(72,628)
Selling expenses	(32,980)	(25,194)	(52,945)	(210)	(111,329)	(31,899)	—	(46,012)	(136)	(78,047)
Other operating income, net	3,993	6,195	(2,203)	136	8,121	5,872	—	2,699	(143)	8,428
Profit from Operations Before Financing and Taxation	13,293	136,861	(18,183)	(16,290)	115,681	33,493	—	82	(25,236)	8,339
Net results from Fair value adjustment of Investment property	—	—	3,369	—	3,369	—	—	(479)	—	(479)
Adjusted EBIT	13,293	136,861	(14,814)	(16,290)	119,050	33,493	—	(397)	(25,236)	7,860
(-) Depreciation and Amortization	80,535	36,901	21,041	817	139,294	64,458	—	18,125	870	83,453
Adjusted EBITDA	93,828	173,762	6,227	(15,473)	258,344	97,951	—	17,728	(24,366)	91,313
Reconciliation to Profit/(Loss)
Adjusted EBITDA					258.344					91,313
(+) Depreciation and Amortization					(139,294)					(83,453)
(+) Financial result, net					(8,002)					(9,608)
(+) Net results from Fair value adjustment of Investment property					(3,369)					479
(+) Income Tax (Charge)/Benefit					(37,484)					1,939
(+) Translation Effect (IAS 21)					(1,137)					994
Profit/(Loss) for the Period					69.058					1,664

Pro forma basis to give effect to Profertil's acquisition, as if such event had occurred on January 1, 2025.

RECONCILIATION TO ADJUSTED EBITDA & PROFIT/LOSS	6M26					6M25
$ thousands	Sugar, Ethanol & Energy	Fertilizers	Food & Agriculture	Corp Exp	Total	Sugar, Ethanol & Energy	Fertilizers	Food & Agriculture	Corp Exp	Total
Sales of goods and services rendered	256,729	295,773	375,729	—	928,231	316,391	220,145	399,242	—	935,778
Cost of goods sold and services rendered	(192,584)	(127,232)	(343,216)	—	(663,032)	(248,392)	(122,770)	(353,617)	—	(724,779)
Initial recog. and changes in FV of BA and agricultural produce	(7,932)	—	33,260	—	25,328	8,712	—	25,526	—	34,238
Gain from changes in NRV of agricultural produce after harvest	636	—	2,297	—	2,933	(774)	—	3,498	—	2,724
Margin on Manufacturing and Agricultural Act. Before Opex	56,849	168,541	68,070	—	293,460	75,937	97,375	74,649	—	247,961
General and administrative expenses	(14,569)	(12,681)	(31,105)	(16,216)	(74,571)	(16,417)	(16,215)	(31,254)	(24,957)	(88,843)
Selling expenses	(32,980)	(25,194)	(52,945)	(210)	(111,329)	(31,899)	(28,133)	(46,012)	(136)	(106,180)
Other operating income, net	3,993	6,195	(2,203)	136	8,121	5,872	(34)	2,699	(143)	8,394
Profit from Operations Before Financing and Taxation	13,293	136,861	(18,183)	(16,290)	115,681	33,493	52,993	82	(25,236)	61,332
Net results from Fair value adjustment of Investment property	—	—	3,369	—	3,369	—	—	(479)	—	(479)
Adjusted EBIT	13,293	136,861	(14,814)	(16,290)	119,050	33,493	52,993	(397)	(25,236)	60,853
(-) Depreciation and Amortization	80,535	36,901	21,041	817	139,294	64,458	16,933	18,125	870	100,386
Adjusted EBITDA	93,828	173,762	6,227	(15,473)	258,344	97,951	69,926	17,728	(24,366)	161,239
Reconciliation to Profit/(Loss)
Adjusted EBITDA					258.344					161,239
(+) Depreciation and Amortization					(139,294)					(100,386)
(+) Financial result, net					(8,002)					(26,310)
(+) Net results from Fair value adjustment of Investment property					(3,369)					479
(+) Income Tax (Charge)/Benefit					(37,484)					(10,949)
(+) Translation Effect (IAS 21)					(1,137)					994
Profit/(Loss) for the Period					69.058					25,067

Condensed Consolidated Interim Financial Statments

Statement of Income
$ thousands	2Q26	2Q25		6M26	6M25
Revenue	531,011	382,080	39.0%	929,691	707,586	31.4%
Cost of revenue	(363,716)	(318,346)	14.3%	(664,594)	(594,582)	11.8%
Initial recognition and Changes in fair value of biological assets and agricultural produce	1,588	9,531	(83.3)%	25,491	33,093	(23.0)%
Changes in net realizable value of agricultural produce after harvest	5,902	1,337	341.4%	2,764	2,560	8.0%
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	174,785	74,602	134.3%	293,352	148,657	97.3%
General and administrative expenses	(39,119)	(38,686)	1.1%	(74,944)	(70,967)	5.6%
Selling expenses	(58,785)	(39,606)	48.4%	(111,763)	(76,752)	45.6%
Other operating income, net	15,073	9,385	60.6%	7,899	8,395	(5.9)%
Profit from operations	91,954	5,695	1,514.6%	114,544	9,333	1,127.3%
Finance income	8,777	6,957	26.2%	110,957	43,357	155.9%
Finance costs	(59,546)	(22,674)	162.6%	(105,764)	(47,648)	122.0%
Other financial results - Net gain / (loss) of inflation effects on the monetary items	(6,521)	(5,727)	13.9%	(13,195)	(5,317)	148.2%
Financial results, net	(57,290)	(21,444)	167.2%	(8,002)	(9,608)	(16.7)%
Profit / (loss) before income tax	34,664	(15,749)	(320.1)%	106,542	(275)	(38,842.5)%
Income tax	(9,418)	(1,294)	627.8%	(37,484)	1,939	(2,033.2)%
Profit for the period	25,246	(17,043)	(248.1)%	69,058	1,664	4,050.1%

Statement of Cashflows
$ thousands	2Q26	2Q25		6M26	6M25
Cash flows from operating activities:
Profit from operations	25,246	(17,043)	(248.1)%	69,058	1,664	4,050.1%
Adjustments for:
Income tax (benefit) / expense	9,418	1,294	627.8%	37,484	(1,939)	(2,033.2)%
Depreciation	79,723	51,589	54.5%	137,360	81,752	68.0%
Amortization	1,037	452	129.4%	2,206	1,075	105.2%
Depreciation of right of use assets	25,174	22,561	11.6%	39,263	38,372	2.3%
(Gain) from disposal of other property items	(1,009)	(458)	120.3%	(1,930)	(408)	373.0%
Equity settled shared-based compensation granted	2,282	10,382	(78.0)%	4,154	11,894	(65.1)%
Loss / (gain) from derivative financial instruments and forwards	(2,390)	(9,402)	(74.6)%	4,723	(7,193)	(165.7)%
Interest and other expense , net	47,679	16,956	181.2%	76,000	39,787	91.0%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(13,882)	7,226	(292.1)%	(19,124)	(6,159)	210.5%
Changes in net realizable value of agricultural produce after harvest (unrealized)	(2,401)	(4,012)	(40.2)%	(880)	(2,137)	(58.8)%
Provision and allowances	(178)	14	(1,371.4)%	(407)	36	(1,230.6)%
Net gain from fair value adjustment of Investment property	(121)	(1,929)	(93.7)%	3,538	(479)	(838.6)%
Tax credit recognized	(4,057)	—	n . a	(7,758)	(3,419)	126.9%
Net gain of inflation effects on the monetary items of the effect of inflation on monetary items	6,521	5,727	13.9%	13,195	5,317	148.2%
Foreign exchange gains, net	(2,512)	(774)	224.5%	(91,082)	(34,000)	167.9%
Subtotal	170,530	82,583	106.5%	265,800	124,163	114.1%

Changes in operating assets and liabilities:
Increase in trade and other receivables	(17,631)	19,561	(190.1)%	(29,289)	(100,002)	(70.7)%
Increase in inventories	(41,635)	(38,364)	8.5%	(85,479)	(52,824)	61.8%
Decrease in biological assets	34,573	40,814	(15.3)%	91,978	113,599	(19.0)%
Decrease in other assets	65	72	(9.7)%	224	205	9.3%
Increase in derivative financial instruments	2,326	2,651	(12.3)%	5	(1,843)	(100.3)%
(Decrease) / increase in trade and other payables	(3,984)	23,854	(116.7)%	(99,144)	28,343	(449.8)%
(Decrease) / increase in payroll and social security liabilities	3,116	(480)	(749.2)%	1,774	1,101	61.1%
(Decrease) / increase in provisions for other liabilities	1,892	(135)	(1,501.5)%	1,057	90	1,074.4%
Cash generated in operations	149,252	130,556	14.3%	146,926	112,832	30.2%
Income taxes paid	(24,299)	(1,625)	1,395.3%	(24,554)	(1,795)	1,267.9%
Net cash generated from operating activities (a)	124,953	128,931	(3.1)%	122,372	111,037	10.2%

Statement of Cashflows
$ thousands	2Q26	2Q25		6M26	6M25
Cash flows from investing activities
Acquisition of business, net of cash acquired	(5,550)	—	n . a	(401,832)	—	n . a
Purchases of property, plant and equipment	(54,757)	(53,358)	2.6%	(141,510)	(137,681)	2.8%
Purchase of cattle and non current biological assets planting cost	(23)	(2,401)	(99.0)%	(27)	(2,542)	(98.9)%
Purchases of intangible assets	(154)	(509)	(69.7)%	(723)	(818)	(11.6)%
Interest received	7,777	2,186	255.8%	16,354	4,000	308.9%
Proceeds from sale of property, plant and equipment	1,609	407	295.3%	1,998	615	224.9%
Proceeds from sale of farmlands	—	1,601	(100.0)%	—	1,601	(100.0)%
Acquisition of short term	235,745	(28,523)	n . a	(104,750)	(72,767)	44.0%
Dispositions of short term investment	(209,834)	56,771	(469.6)%	179,250	84,868	111.2%
Net cash used in investing activities (b)	(25,187)	(23,826)	5.7%	(451,240)	(122,724)	267.7%

Cash flows from financing activities
Proceeds from EQ settled share-based compensation exercise	—	45	(100.0)%	312	45	n . a
Interest paid (c)	(8,017)	(10,836)	(26.0)%	(49,645)	(26,520)	87.2%
Proceeds from long-term borrowings	136,571	15,025	809.0%	367,278	27,547	1233.3%
Payment of long-term borrowings	(29,481)	(21,169)	39.3%	(49,296)	(42,602)	15.7%
Proceeds from short-term borrowings	10,802	24,691	(56.3)%	147,964	166,725	(11.3)%
Payment of short-term borrowings	(13,211)	(55,420)	(76.2)%	(82,690)	(64,153)	28.9%
Payment of derivatives financial instruments	(208)	111	(287.4)%	(423)	33	(1381.8)%
Lease Payments	(37,728)	(40,404)	(6.6)%	(58,191)	(60,285)	(3.5)%
Purchase of own shares	—	—	n . a	—	(10,210)	(100.0)%
Dividends paid to non-controlling interest	(10,155)	—	n . a	(10,155)	—	n . a
Dividends to shareholders	(17,500)	(17,500)	n . a	(17,500)	(17,500)	—%
Net cash used in financing activities (d)	31,073	(105,457)	(129.5)%	247,654	(26,920)	(1020.0)%
Net increase / (decrease) in cash and cash equivalents	130,839	824	15778.5%	(81,214)	(38,607)	110.4%
Cash and cash equivalents at beginning of year	172,531	179,530	(3.9)%	383,150	211,244	81.4%
Exchange gains on cash and cash equivalents (e)	(907)	253	(458.5)%	527	7,970	(93.4)%
Cash and cash equivalents at end of year	302,463	180,607	67.5%	302,463	180,607	67.5%

Combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries over:		2Q26	2Q25	6M26	6M25
Operating activities	(a)	17,301	19,570	(7,075)	2,228
Acquisition of short term investment	(b)	2,238	—	10,278	(444)
Investing activities	(c)	(133)	107	9,779	758
Interest paid	(d)	254	(14,397)	164	(2,338)
Financing activities	(e)	(19,422)	(3,571)	(530)	(4,654)
Exchange rate changes and inflation on cash and cash equivalents	(f)	2,254	(7,474)	(2,174)	1,668

Statement of Financial position
$ thousands	6M26	12M25	Chg %
ASSETS
Non-Current Assets
Property, plant and equipment	3,086,174	3,010,351	2.5%
Right of use assets	354,803	388,993	(8.8)%
Investment property	24,037	24,037	—%
Intangible assets, net	256,840	253,875	1.2%
Biological assets	44,980	40,488	11.1%
Deferred income tax assets	24,386	23,722	2.8%
Trade and other receivables, net	89,353	82,889	7.8%
Derivative financial instruments	2,855	1,888	51.2%
Other Assets	3,625	3,459	4.8%
Total Non-Current Assets	3,887,053	3,829,702	1.5%
Current Assets
Biological assets	231,953	274,256	(15.4)%
Inventories	426,404	306,271	39.2%
Trade and other receivables, net	372,026	364,350	2.1%
Derivative financial instruments	403	1,243	(67.6)%
Short-term investment	28,044	89,826	(68.8)%
Cash and cash equivalents	302,463	383,150	(21.1)%
Total Current Assets	1,361,293	1,419,096	(4.1)%
TOTAL ASSETS	5,248,346	5,248,798	—%
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	221,808	221,808	—%
Share premium	841,643	876,091	(3.9)%
Cumulative translation adjustment	(343,144)	(426,225)	(19.5)%
Equity-settled compensation	13,953	11,358	22.8%
Other reserves	150,753	153,237	(1.6)%
Treasury shares	(5,344)	(7,940)	(32.7)%
Revaluation surplus	251,102	275,709	(8.9)%
Reserve from the sale of minority interests in subsidiaries	41,574	41,574	—%
Retained earnings	568,079	509,730	11.4%
Equity attributable to equity holders of the parent	1,740,424	1,655,342	5.1%
Non controlling interest	138,156	136,949	0.9%
TOTAL SHAREHOLDERS EQUITY	1,878,580	1,792,291	4.8%
LIABILITIES
Non-Current Liabilities
Trade and other payables	719	700	2.7%
Borrowings	1,577,679	1,379,921	14.3%
Lease liabilities	260,665	296,643	(12.1)%
Deferred income tax liabilities	716,067	728,634	(1.7)%
Payrroll and Social liabilities	821	567	44.8%
Derivatives financial instruments	2,776	1,271	118.4%
Provisions for other liabilities	23,507	22,269	5.6%
Total Non-Current Liabilities	2,582,234	2,430,005	6.3%
Current Liabilities
Trade and other payables	197,785	673,160	(70.6)%
Current income tax liabilities	41,861	31,921	31.1%
Payrroll and Social liabilities	41,425	38,782	6.8%
Borrowings	440,037	213,088	106.5%
Lease liabilities	56,305	59,959	(6.1)%
Derivative financial instruments	5,279	4,123	28.0%
Provisions for other liabilities	4,840	5,469	(11.5)%
Total Current Liabilities	787,532	1,026,502	(23.3)%
TOTAL LIABILITIES	3,369,766	3,456,507	(2.5)%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	5,248,346	5,248,798	—%